Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Triumph Group, Inc. for the registration of common stock, preferred stock, depositary stock, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated May 31, 2024, with respect to the consolidated financial statements and schedule of Triumph Group, Inc., and the effectiveness of internal control over financial reporting of Triumph Group, Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

July 3, 2024